September 18, 2012

BY EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Dear Sirs/Mesdames:

Re:	Argentex Mining Corporation
Form 20-F for the Fiscal Year Ended January 31, 2012 filed May 10, 2012
File No. 000-49995

Thank you for your letter of August 17, 2012. For your ease of reference, our responses are numbered in a manner that corresponds with your comments.

Form 20-F for the Fiscal Year Ended January 31, 2012
Item 15. Controls and Procedures
Internal Control Over Financial Reporting

1.

Please confirm to us that you will include the following statement in future filings to the extent applicable, “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.” Refer to Item 15T(b)(4) of Form 20- F.

We confirm that we will include the following statement in future filings to the extent applicable: “This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.”

Suite 835 | 1100 Melville Street | Vancouver, BC | Canada V6E 4A6
Tel 604 568-2496 | Fax 604 568-1540 | info@argentexmining.com | www.argentexmining.com

Item 19. Exhibits

2.

We note that your Form 20-F does not include an accountant's consent relative to the Form S-8 filed on January 31, 2011. Please explain to us the basis for this omission. Please also tell us whether any shares were sold with respect to the Form S-8.

The omission of an accountant's consent with respect to the Form S-8 filed on January 31, 2011 was due to an oversight, but no shares have been sold pursuant to that Form S-8 since April 29, 2011. Further, because all of the parties that hold securities that are the subject of that Form S-8 would sell on the Canadian TSX Venture Exchange in Canada and would be eligible for the registration exemption provided by Rule 904 of Regulation S, we propose to withdraw this Form S-8 in the immediate future.

Item 17. Financial Statements
Notes to Consolidated Financial Statements, page F-10
Note 2 – Summary of Significant Accounting Policies, page F-15
Change in Accounting Policy – Functional Currency, page F-15

3.

We note that in the quarter ended October 31, 2011, management determined that during the fourth quarter of its fiscal year ended January 31, 2010, the parent company’s (Argentex’s) functional currency became the Canadian dollar whereas its subsidiary (SCRN Properties Ltd.) remained functionally denominated in U.S. dollars. We further note your disclosures that this change in accounting policy is being applied prospectively; management has determined that retroactive restatement of the Company’s financial statements is not required; and that the effect of the change on the financial statements issued since January 31, 2010 was $28,325. Please advise us of the following:

•	Further explain to us in sufficient detail the nature and timing of management’s determination of the change (third quarter ended October 31, 2011) and when the actual change occurred (fourth quarter ended January 31, 2010), the actual and reasonably likely effects of the change, and the economic facts and circumstances that led management to conclude that the change was appropriate.

The Company has no sources of revenue from operating activities and needs to source venture capital on a continuous basis in order to carry out its exploration and evaluation activities on its mineral property exploration rights. As a result of the economic downturn in the United States and because the Canadian capital markets have historically been receptive to financing resource companies in the exploration stages of development, management applied for a listing on the Toronto Stock Venture Exchange (TSX-V) during the year ended January 31, 2008. The TSX V approved the listing application on January 24, 2008, subject to conditions, and the listing was granted on March 20, 2008.

During the period leading up to the listing and at all times since the listing, the Company has been raising the money it needed to fund its exploration in Canadian dollars and through Canadian market participants. By way of example, the company raised the capital required to qualify for the TSX-V listing through a private placement brokered by PI Financial, located in Vancouver, B.C. The following year, the Company raised most of the money it needed in a private placement brokered by Wellington West Capital Markets in Toronto, Ontario. More recently, the Company raised the bulk of the capital required to fund its 2011 and 2012 exploration programs through a “bought deal” underwritten by GMP Securities, located in Toronto, Ontario.

During September-October 2011, management decided to re-analyze the functional currency of the parent company. Based on its review, the Company determined that notwithstanding the fact that the Company’s reporting currency is the United States dollar, the parent company’s functional currency had changed from the United States dollar to the Canadian dollar. This determination was based primarily on a few key factors:

1)	The Company’s primary source of venture capital changed from the United States dollar to the Canadian dollar commencing in the year ended January 31, 2010.

2)	The Company re-domiciled from the United States to Canada on June 8, 2011.

3)	Since May 31, 2011, the majority of the Company’s common shares were traded on the TSX-V.

4)	Since March of 2008, the Company has raised most of the capital required to fund its operation in Canada.

•	Tell us how your prospective application of the change in accounting principle complies with the requirements of ASC 250-10-45-5, which requires retrospective application of the new accounting principle to all prior periods. You may refer to ASC 830-10-45-8 for additional guidance.

We have now re-considered the requirements of ASC 250 and 850 and have come to the conclusion that the change in accounting principle as reported in our January 31, 2012 20F filing was incorrect. The change was a change in functional currency but the change should not be considered a change in accounting principle.

Per ASC 250-10-45-1 Change in Accounting Principle provides two examples of what is not considered a change in accounting principle. We have now determined that our change in functional currency was due to the recognition of events and transactions that occurred for the first time and that the change was the adoption or modification of the functional currency principle that was necessitated by these events and transactions.

Per ASC 850-10-45-7 Changes in the Functional Currency it states that the functional currency shall be used consistently unless the functional currency has changed in which case previously issued financial statements shall not be changed.

•

Quantify for us the effect of the change if it were retrospectively applied to all prior periods, and not just to the financial statements issued since January 31, 2010.

Had a restatement been required, comprehensive income would have increased by $28,325 as at January 31, 2010. Periods prior to fiscal 2010 would not have changed as the change in the source of venture capital occurred during the year ended January 31, 2010.

•

Tell us what consideration your independent accountant gave to the inclusion of an explanatory paragraph to its audit report for the change in accounting principle. Refer to AU Section 508.11(c) and 508.17A through 508.17E.

Our independent accountant determined that the effect of the change on the consistency of the financial statements was not material and did not warrant the addition of an explanatory paragraph to the auditor’s standard report.

As a result of our review of your comments and our re-review of the applicable accounting standards we believe the following change would have been required to our note disclosure on page F-15 Note 2 – Summary of Significant Accounting Policies:

Change in ~~Accounting Policy -~~ Functional Currency

The Company had previously considered itself to be functionally U.S. dollar denominated and reported in U.S. dollars. During the period, management has determined that during the fourth quarter of its fiscal year ended January 31, 2010, the parent company’s (Argentex’s) functional currency became the Canadian dollar whereas its subsidiary (SCRN Properties Ltd.) remained functionally denominated in U.S. dollars. ~~This change in accounting policy is being applied prospectively. Management has determined that retroactive restatement of the Company’s financial statements issued since January 31, 2010 is not required as the amount of $28,325 that would have been recorded as increase in other comprehensive income is not material.~~

Because this is a technical error in our interpretation of the principle on functional currency and there is no impact on the reported financial position, results of operations or cash flows of the Company, we do not believe that the filing of an amended 20F for this item is warranted.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and look forward to any further comments you may have regarding our response.

Yours truly,
ARGENTEX MINING CORPORATION
Per: /s/ Jeff Finkelstein
Jeff Finkelstein, Chief Financial Officer